Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: SOFTBANK CORP.

Subject Company: eAccess Ltd.

SEC File No. 132-02766

The following slides relate to the SOFTBANK CORP. earnings results briefing held on October 31, 2012.

SELECTED SLIDES FROM PRESENTATION MATERIALS USED IN EARNINGS RESULTS BRIEFING

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between eAccess Ltd. (“eAccess”) and SOFTBANK CORP. (“SoftBank”) pursuant to a merger agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SOFTBANK or eAccess; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by eAccess stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or eAccess, or the respective businesses of SOFTBANK or eAccess may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors included in the prospectus to be contained on Form F-4, which if filed, will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

SOFTBANK undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Registration under the U.S. Securities Act of 1933

SOFTBANK CORP. (“SoftBank”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed share exchange between SoftBank and eAccess Ltd. (the “Share Exchange”). The Form F-4 for the Share Exchange, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (eAccess Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus, if filed, will contain important information about the subject company and SoftBank, the Share Exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the proposed Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents filed with the SEC in connection with the share exchange will be made available to shareholders upon request, free of charge, by calling, writing or e-mailing Softbank at: SOFTBANK, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Non-GAAP Financial Measures

This presentation may contain certain “non-GAAP” financial measures. SoftBank uses certain non-GAAP performance measures and ratios in managing its business. SoftBank Non-GAAP financial information should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with generally accepted accounting principles in Japan. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Third-party Information

Certain information in this document is based upon information from various sources believed by SoftBank to be reliable. SoftBank has not independently verified any of such information and shall have no liability associated with the inaccuracy or inadequacy thereof.

Frequency Available for iPhone 5 LTE

Further enhancement of LTE

iPhone 5 LTE

iPhone 5 LTE

Improved LTE Connection 58

Consolidated EBITDA


JPY 1.5t NTT DOCOMO
JPY 1.2t = SoftBank + EMOBILE + WILLCOM
JPY 1.0t KDDI
2005
'06
'07
'08
'09
'10
'11
'12
(forecast)
*Pro forma

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, and WILLCOM.
*SoftBank data includes WILLCOM and EMOBILE data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK whereby, subject to receipt of necessary approvals and completion, eAccess Ltd. will become a wholly-owned subsidiary of SOFTBANK.

107

Consolidated EBITDA


JPY 1.6t = SoftBank + EMOBILE + WILLCOM + Sprint
JPY 1.5t NTT DOCOMO
JPY 1.0t KDDI
2005
'06
'07
'08
'09
'10
'11
'12
(forecast)
*Pro forma

Surpass DOCOMO

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint (Adjusted OIBDA).
*SoftBank data includes WILLCOM, EMOBILE and Sprint data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK whereby, subject to receipt of necessary approvals and completion, eAccess Ltd. will become a wholly-owned subsidiary of SOFTBANK. Sprint Nextel Corporation is the subject of certain proposed transactions involving SOFTBANK whereby, subject to receipt of necessary approvals and completion, an indirect wholly-owned subsidiary of SOFTBANK will merge with Sprint. Following such merger, SOFTBANK is expected to indirectly own approximately 70% of the parent company of the surviving corporation.

*USD converted at USD= JPY 80

108

SoftBank’s Enterprise Value

Mobile: Sales (Jan. - June 2012)


(JPY)
China Mobile
3.3t
Verizon
2.8t
SoftBank Group
SoftBank
Sprint
2.5t
AT&T
2.5t
Vodafone
2.4t
NTT DOCOMO
2.1t
Deutsche Telekom
1.9t
KDDI
1.3t
Global No.3

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint.
*Pro forma, refer to note on slide 108.

110

Mobile EBITDA


(JPY)
China Mobile
3.1t
Verizon
2.1t
AT&T
1.7t
NTT DOCOMO
1.5t
SoftBank Group
SoftBank
Sprint
1.2t
KDDI
0.7t
Bharti Airtel
0.2t
Global No.5
SoftBank
Sprint
WILLCOM

Source: based on respective companies' publicly available information
SoftBank Group and NTT DOCOMO: FY2012 forecasts, Others: FY2011
SoftBank Group: simple sum of SoftBank, eAccess, WILLCOM, and Sprint (Adjusted OIBDA)
*Pro forma, refer to note on slide 108.

111

1. Application of accounting standard for disclosure on segments

The “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” and related “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” are applied from FY2010/Q1. Financial results for 2010/3 are shown based on the new standard for comparison purposes only and have neither been audited nor reviewed by our independent auditors. All financial information for 2010/3 presented herein based on the new standard are subject to our audited and reviewed financial reports for the relevant corresponding periods.

2. Definition of terms etc. in this material.

Free cash flow (FCF): cash flows from operating activities + cash flows from investing activities.

EBITDA: operating income (loss) + depreciation and amortization (including amortization of goodwill), and loss on disposal of fixed assets included in operating expenses.

Net interest-bearing debt: interest-bearing debt—cash position

Interest-bearing debt: short-term borrowings + commercial paper + current portion of corporate bonds + corporate bonds + long-term borrowings. Lease obligations are not included. This excludes the corporate bonds (WBS Class B2 Funding Notes, issued by J-WBS Funding K.K.) with a face value of JPY 27.0bn acquired by SOFTBANK CORP. during 2010/3 that were issued under the whole business securitization financing scheme associated with the acquisition of Vodafone K.K.

Cash position: cash & cash deposits + marketable securities recorded as current assets. (excludes Yahoo! Inc. shares which were held by a subsidiary of SOFTBANK CORP. in the United States of America).

Record high, record high revenue: since SOFTBANK CORP. applied consolidated accounting in 1995/3.

SOFTBANK CORP. owns 100% shares issued by WILLCOM, Inc. However, WILLCOM, Inc. is in the process of reorganization under the Corporate Reorganization Act and the Company does not have effective control over WILLCOM, Inc. Therefore, WILLCOM, Inc. is not treated as a subsidiary.

3. Trademarks and registered trademarks

The names of other companies, other logos, product names, service names, brands, etc., mentioned in this material are registered trademarks or trademarks of SOFTBANK CORP. or the applicable companies.

Unauthorized copying of this material and use of the information or the data in this material in whole or in part are not permitted.

- Apple, the Apple logo, iPhone and iPad are trademarks of Apple.

- The trademark “iPhone” is used with a license from Aiphone K.K.

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